FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                 For 25 May 2004
                         Commission File Number 0-30358

                                  ebookers plc
                            ------------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                     --------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F __X__   Form 40-F _____


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes _____          No __X__


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.
Enclosures:

6-K PRESS RELEASE                  25 May 2004                   4 Pages
- APPOINTMENT OF CFO


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FINAL




           ebookers plc announces appointment of Michael Healy as CFO

25 May 2004 - ebookers plc (Nasdaq EBKR, LSE- EBR), the pan-European online travel agency, today announces the appointment of Michael Healy as Chief Financial Officer and Board Director with effect from 1st June 2004.

Mr Healy was previously Chief Operating Officer and Finance Director of First Pacific Company Limited, the Hong-Kong listed investment and management company with business interests in Telecommunications and Consumer Food Products. In 2003, First Pacific reported profit attributable to ordinary shareholders of US$81.5 million on turnover of US$2.2 billion. At First Pacific, Mr Healy played a leading role in First Pacific's successful development of its business, involving over US$6bn of corporate transactions. As Chief Operating Officer and Finance Director of First Pacific, Mr Healy also played a key role in First Pacific's communications with both investors and the media.

Nigel Addison Smith, the current Chief Financial Officer is, following a handover period, to leave ebookers at the end of June 2004. Nigel has held the post at ebookers since June 2002.


Dinesh Dhamija , Chairman and CEO of ebookers plc comments:

"I would like to welcome Michael Healy to ebookers. He brings with him top-class quoted-company skills in both UK and US GAAP, with extensive experience in investor relations, change management and corporate finance, all in intense commercial environments and on an international basis. We look forward to his involvement during the next phase of ebookers' growth and development.

"I would like to take this opportunity of thanking Nigel for his commitment to ebookers. During his time with us, our business has nearly tripled in size. We wish him every success."



                                    --ends--


For further information:




Cubitt Consulting

Fergus Wylie                                               +44 (0) 20 7367 5100
fergus.wylie@cubitt.com


ebookers plc
Oliver Strong/Latasha Malik                                +44 (0) 20 7489 2451

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                                        Biographical  Information: Michael Healy

Age, 43, born in Scotland. Mr Healy received a Bachelor of Arts Degree in Economics in 1980 and a Diploma in accountancy in 1981 from the University of Stirling, Scotland. He is a member of the Institute of Chartered Accountants of Scotland and served as a member of the Financial Accounting Standards Committee of the Hong Kong Society of Accountants from 1996 to 2000. Mr Healy joined First Pacific Company Limited, the Hong Kong listed Consumer and Telecoms conglomerate, in 1994, having served in Price Waterhouse's United Kingdom and Hong Kong audit and business advisory departments. Prior to his appointment as Finance Director of First Pacific, in February 1999, Mr Healy held several senior finance positions and, in January 2000, he assumed the additional responsibilities of Chief Operating Officer of First Pacific. Mr Healy also served on the Boards of various First Pacific affiliated companies, including Indofood Sukses Makmur, the largest listed food company in Indonesia, Berli Jucker, a listed Thai consumer business, FP Bank, a Hong Kong listed bank, Escotel, an Indian cellular operator, and Savills plc, the UK property services business. Mr Healy played a leading role in First Pacific's successful restructuring following the 1997 Asian financial crisis.

First Pacific is a Hong Kong based investment and management company with operations located in Southeast Asia. Its principal business interests relate to Telecommunications and Consumer Food Products. Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

The Company confirms that save for the past directorships as set out above, there are no further details to be disclosed that may otherwise have been required by paragraphs 6.F.2(b) to (g) and 16.4(a) of the Listing Rules.



About ebookers plc



ebookers is a leading pan-European online travel agency. ebookers has websites in 13 European countries and 9 languages - UK, Belgium, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 700, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy under the ebookers umbrella brand. Its brands include ebookers.com, Flightbookers, Travelbag, Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.


Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   25 May 2004
                                         Leigh Grant
                                         ------------------------
                                         Deputy Company Secretary
                                         ebookers plc